Exhibit 99.9

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Gammon Gold Inc.

We consent to the inclusion in this annual report on Form 40-F of:

  our Independent Auditor’s Report dated March 23, 2011 on the consolidated balance sheets of Gammon Gold Inc. (the “Company") as at December 31, 2010 and December 31, 2009 and the consolidated statements of operations and comprehensive (loss)/income, cash flows and shareholders’ equity the years then ended.

  our report of Independent Registered Public Accounting Firm dated March 23, 2011 on the consolidated balance sheets of the Company as at December 31, 2010 and December 31, 2009 and the consolidated statements of operations and comprehensive (loss)/income, cash flows and shareholders’ equity for each of the years in the two-year period ended December 31, 2010 our report of Independent Registered Public Accounting Firm dated March 23, 2011 on the Company’s internal control over financial reporting as of December 31, 2010.

each of which is contained in this annual report on Form 40-F of the Company for the fiscal year ended December 31, 2010.

Yours very truly,

/s/ KPMG LLP

Chartered Accountants, Licensed Public Accountants
Toronto, Canada
March 23, 2011

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.